[Letterhead of First South Bancorp, Inc.]

June 5, 2009

VIA EDGAR, TELECOPIER AND U.S. MAIL

Ms. Kathryn McHale
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:	First South Bancorp, Inc., Washington, North Carolina
Form 10-K/A Filed May 12, 2009
File No. 000-22219

Dear Ms. McHale:

We have received your letter dated May 27, 2009 regarding the above-referenced filing of First South Bancorp, Inc., Washington, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The numbered paragraphs below correspond to those contained in your letter dated May 27, 2009.

1.
Cash compensation paid to the Registrant’s named executive officers during the fiscal year ended December 31, 2008 consisted only of base salary compensation.  While the Compensation Committee of the Registrant’s Board of Directors considers the payment of discretionary bonus awards on an annual basis and while it may take into consideration the performance of the Registrant and the individual employee in making such discretionary cash awards, the committee’s evaluation of performance is purely subjective and there are no specified performance targets linked to the payment of bonuses.

2.
The bonuses awarded to certain of the named executive officers during the fiscal year ended December 31, 2008 were purely discretionary.  The committee considers a number of factors relating to the executives, including individual performance, job responsibilities, complexity of the achievement of specific goals and objectives, favorable results achieved in audits and examinations and the overall results of each executive’s annual performance review.  These factors are considered subjectively and none of the factors are accorded a specific weight.

For the named executive officers other than the Chief Executive Officer, the Chief Executive Officer completes the individual annual performance reviews and makes recommendations to the Compensation Committee regarding the award of any discretionary bonus award.  The Compensation Committee considers the Chief Executive’s recommendation, but makes the final decision as to the amount, if any, awarded to an individual named executive officer.

In order to improve the Registrant’s disclosure going forward, the Registrant will include in future filings a more accurate characterization of such bonuses as purely discretionary, after-the-fact payments rather than non-equity incentive awards based on the attainment of specified quantitative or qualitative performance metrics. Specifically, the Registrant proposes to include disclosure such as the following in future filings:

The short-term bonus program is a cash-based plan pursuant to which the Compensation Committee may elect to award discretionary cash bonus compensation to certain employees, including executive officers.  Bonuses paid under the program are purely discretionary.  While the Committee may consider factors such as the performance of the Company or the recommendation of the officer’s supervisor in electing to award bonuses, such payments are not conditioned on the attainment of specified quantitative or qualitative metrics.  Rather, the Compensation Committee, in connection with its annual performance review of each named executive officer, considers making discretionary bonus awards under this program.

3.	The peer group utilized by the Registrant to benchmark compensation for the fiscal year ended December 31, 2008 consisted of the following companies:

American Community Bank	First Bank
Asheville Savings Bank	First Citizens Bank
Bank of the Carolinas	Four Oaks Bank
Cape Fear Bank	HomeTrust Bank
Capital Bank	Macon Bank
Carolina Bank	MidCarolina Bank
Citizens South Bank	NewBridge Bank
The East Carolina Bank	NewDominion Bank
Farmers & Merchants Bank	New Century Bank
Fidelity Bank	Peoples Bank

This group of companies was selected because each of the companies listed has total assets in excess of $400 million, each is a bank or bank holding company based in North Carolina and each participated in the annual compensation survey assembled by the North Carolina Bankers Association, thereby affording the committee access to the survey data.

The Compensation Committee deviated from the peer group’s benchmark in determining the base salary and total compensation of the Registrant’s Chief Executive Officer for the fiscal year ended December 31, 2008 by establishing a base salary that is approximately 56.5% higher than the peer group average and aggregate cash salary and bonus compensation that is approximately 17.8% higher than the peer group average.  The Registrant’s Chief Executive Officer voluntarily declined to accept a 2008 bonus, and requested that his 2009 base salary remain the same as his 2008 base salary.

The decision to deviate from the peer group benchmark in this manner was based on the Registrant’s performance, the chief executive’s performance and personal leadership, the Registrant’s need for the chief executive’s particular skill set, the transferability and relevance of that skill set to other potential employers, the chief executive’s 37 year tenure with the Registrant and his substantial responsibility for its success and growth since being named its Managing Officer in 1975 and its President in 1977.

The committee did not materially deviate from the peer group benchmarks with respect to the compensation paid to its other named executive officers during the fiscal year ended December 31, 2008.

The Registrant will revise its future filings to include enhanced discussion and analysis of its benchmarking procedures, including a listing of the companies chosen for annual peer group comparisons and the extent to which the Registrant’s compensation practices deviate from such peer group benchmarks.

4.
We respectfully submit that the “Grants of Plan-Based Awards” table should not be revised, because there were no specified minimum, target and maximum levels for potential payouts under a non-equity incentive plan.  The Registrant has reported discretionary cash bonuses paid to the named executive officers under the “Bonus” column of the “Summary Compensation Table,” because such payments were purely discretionary and were not tied to any formula or to the attainment of any specified performance metrics.

5.
The Registrant hereby confirms that it has not made any loans to any related persons and that all loans made by its wholly owned subsidiary, First South Bank (the “Bank”), to related persons of the Registrant or the Bank were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  All such loans were made in compliance with the requirements of Regulation O of the Board of Governors of the Federal Reserve System.

The Registrant will revise future filings to clarify this point.

6.
The Registrant uses the term “Short-term Bonus Plan” to refer to its practice of granting discretionary cash bonuses.  The Registrant did not file an exhibit pursuant to Item 601 of Regulation S-K because there is no written or unwritten agreement, arrangement or plan in connection with the payment of such discretionary bonuses.

In connection with the foregoing responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (252) 940-5017 if you have questions or concerns.

Sincerely,

/s/ William L. Wall

William L. Wall
Executive Vice President,
Chief Financial Officer and Secretary
First South Bancorp, Inc.

cc:	Turlington and Company, L.L.P.
Gaeta & Eveson, P.A.